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FOUNDED 1866
December 9, 2010
United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	David L. Orlic Special Counsel
Re:	LDK Solar Co., Ltd. Schedule TO-I Filed on November 24, 2010 File No. 005-83756
Dear Mr. Orlic:
          On behalf of LDK Solar Co., Ltd. (the “Company”) we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set out in your letter dated December 6, 2010 (the “Comment Letter”) relating to the Company’s Issuer Self-Tender Offer Statement on Schedule TO (File No. 005-83756) filed with the Commission on November 24, 2010 (the “Schedule TO”).
          On behalf of the Company, we are currently filing via EDGAR, Amendment No. 1 to the Schedule TO (“Amendment No. 1”) and for the convenience of the Staff, we are supplementally providing a copy of this letter and of Amendment No. 1 to you.
          In this letter we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Schedule TO. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.
1.	As discussed with counsel, please provide us with your analysis as to the applicability of Rule 13e-3 to the exchange transaction, particularly in light of the effective shelf registration statement relating to the notes. If you determine that Rule 13e-3 is applicable, please provide us with your analysis as to any exemptions
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United States
Securities and Exchange Commission
December 9, 2010

from the rule upon which you may be relying.
          As previously discussed with the Staff, Rule 13e-3 defines a Rule 13e-3 transaction as “Any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)... which has either a reasonable likelihood or a purpose of producing either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) ...”. While the exchange offer is one of the transactions referred to in paragraph (a)(3) it does not have the effect referred to in paragraph (a)(3). The Existing Notes are not a “class of equity securities of the Company which is subject to Section 12(g) or 15(d)” of the Securities Exchange Act of 1934 nor are they “listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.” See the Company’s most recent filing on Form 20-F and the disclosure on page 99 of the Exchange Offer Memorandum, filed as Exhibit (a)(1)(i) to the Schedule TO. Accordingly, the exchange offer cannot result in the Existing Notes becoming eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d) or result in the Existing Notes being neither listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
2.	You state in several places that the issuance of new notes upon exchange of the existing notes should be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9). Please revise to state definitively whether Section 3(a)(9) is available.
          We have revised the disclosure throughout the Exchange Offer Memorandum to state “The issuance of the New Notes is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9).” See pages 2 and 3 of Amendment No. 1.
3.	Please provide us with your analysis as to why pro forma financial statements are not material to this transaction. See Item 1010(b) of Regulation M-A.
          Item 1010(b) of Regulation M-A requires inclusion of pro forma financial statements “if material.” As disclosed in the Exchange Offer Memorandum, the only material difference between the New Notes and Existing Notes, is the absence in the New Notes of the provisions contained in the Existing Notes that allow the holders of the Existing Notes to require the Company to repurchase all or a portion of their Existing Notes on April 15, 2011. The Company has determined, based on the results of its assessment on those conditions set out in ASC470-50-40-10, that the New Notes are not substantially different from the Existing Notes and will be accounted for as modification of Existing Notes under ASC470-50-40-10. When making these

United States
Securities and Exchange Commission
December 9, 2010

assessments, the Company has included the cash consideration ranging from 6% to 8.5% payable to Holders of the Existing Notes tendered for the exchange as part of the cash flows in accordance with ASC470-50-40-12. The Company does not believe that the Exchange Offer will result in any material adjustment because (1) the principal amount of debt outstanding before and after the Exchange Offer will be the same, although reclassification of a portion of the Company’s debt, to the extent that Existing Notes are exchanged for New Notes, from short term debts as of September 30, 2010 to long term debts as of the date of consummation of the Exchange Offer will be made; and (2) the interest expenses, including the amortization of debt discount, relating to the convertible debts calculated in accordance with ASC470-50-40-14 would only increase by US$1.97 million from US$21.82 million to US$23.79 million for the nine-month period ended September 30, 2010 assuming the Exchange Offer is consummated at the high end of the cash consideration of 8.5% and tender offer amount of US$300 million as of January 1, 2011.
          Subsequent to the amendment by the Company to the cash consideration ranging now from 8.5% to 10% payable to Holders of the Existing Notes tendered for the exchange, the Company continues to believe that the Exchange Offer will not result in any material adjustment. The increase in cash consideration for the Exchange Offer will increase the interest expenses, including the amortization of debt discount, by US$2.81 million from US$21.82 million to US$24.63 million for the nine-month period ended September 30, 2010 assuming the Exchange Offer is consummated at the high end of the cash consideration of 10% and tender offer amount of US$300 million as of January 1, 2010.
4.	Please disclose the book value per share. See Item 1010(c)(5) of Regulation M-A.
          The Exchange Offer Memorandum has been revised to include book-value per share, being approximately US$7.80, calculated by dividing the total shareholder’s equity of approximately US$1,034,313,000 as of September 30, 2010 by the number of issued and outstanding shares of the Company of approximately 132,630,000, including those underlying its ADSs, as of that date. See page 2 of Amendment No. 1.
5.	Please disclose the “appropriate adjustments” you intend to make regarding exchanges of Existing Notes in a principal amount other than an integral multiple of $1,000.
          Since the Exchange Offer is being conducted on a par for par basis and tenders can only be made in $1,000 increments the Company will not have to make any adjustments regarding Existing Notes in principal amount other than an integral multiple of $1,000. Accordingly, all such references to such adjustments in the Exchange Offer Memorandum have been removed. See page 2 of Amendment No. 1.
6.	Refer to the first sentence in the last full paragraph on page 78. Explain the circumstances under which you could retain tendered notes and terminate withdrawal rights before acceptance of those notes for payment, without violating the withdrawal rights and prompt payment requirements of the tender offer rules. Alternatively, narrow the cited language to describe the specific circumstances under which you believe you could do so. We may have further comments.

United States
Securities and Exchange Commission
December 9, 2010

          In response to the Staff’s comment, the last paragraph on page 78 of the Exchange Offer Memorandum has been deleted. See page 2 of Amendment No. 1.
7.	In the first indented paragraph on page 84, you state that your actions or inactions may trigger offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.
          In response to the Staff’s comment, the parenthetical “(including any action or inaction by us)” on page 84 of the Exchange Offer Memorandum has been deleted. See page 3 of Amendment No. 1.
8.	In the last paragraph in this section, you refer to conditions that are within your sole discretion or judgment. We believe that a sole judgment or sole discretion standard is the equivalent of a waiver of an offer condition because it gives a bidder unlimited discretion to determine whether or not a condition has been “triggered” Please revise.
          In response to the Staff’s comment, the phrase “sole discretion or judgment” on page 85 of the Exchange Offer Memorandum has been deleted and replaced with “reasonable discretion or reasonable judgment.” See page 3 of Amendment No. 1.
9.	Please disclose the price paid to repurchase $50,000 aggregate principal amount of the Existing Notes in the open market. See Item 1002(f) of Regulation M-A.
          The disclosure on page 98 of the Exchange Offer Memorandum has been amended to disclose the amount paid to repurchase $50,000 aggregate principal amount of the Existing Notes in the open market. See page 3 of Amendment No. 1.
10.	You state that the offer is not being made to, nor will tenders be accepted from, holders residing in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).
          In response to the Staff’s comment, we are deleting the second and third sentences of the first paragraph under the caption “Miscellaneous” on page 105 of the Exchange Offer Memorandum and replacing them with the following language: “We are not making the Exchange Offer to, and will not accept tendered Existing Notes in any U.S. state where we are prohibited

United States
Securities and Exchange Commission
December 9, 2010

from making the Exchange Offer by administrative or judicial action pursuant to a state statute after our good faith effort to comply with said statute.” See page 3 of Amendment No. 1.
          Please direct any questions or comments that you may have about this response letter or filing to Edward D. Ricchiuto at (212) 839-8650 (ericchiuto@sidley.com).

Very truly yours,
SIDLEY AUSTIN LLP

cc:	Jack Lai Huanting Timothy Li John A. Fore